Intuitive Machines, Inc.

3700 Bay Area Blvd

Houston, TX 77058

June 29, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Patrick Fullem and Evan Ewing

Re:	Intuitive Machines, Inc.
Registration Statement on Form S-1 (Registration No. 333-271014)
Request for Acceleration of Effective Date

To the addresses set forth above:

In accordance with Rule 461 under the United States Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-271014) (the “Registration Statement”), of Intuitive Machines, Inc. (the “Company”).

We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Monday, July 3, 2023, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling John J. Slater at (212) 906-1675.

Thank you for your assistance in this matter.

Sincerely,

Intuitive Machines, Inc.

By:	/s/ Anna Chiara Jones
Name: Anna Chiara Jones
Title: General Counsel
and Corporate Secretary